PRESS RELEASE

APRIL 30, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES
TO RELEASE 2019 FIRST
QUARTER RESULTS ON MAY 7

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties” or “Sandstorm”) (NYSE American: SAND, TSX: SSL) will release its 2019 first quarter results on Tuesday, May 7, 2019 after markets close.

A conference call will be held on Wednesday, May 8, 2019 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 201 389 0899
North American Toll-Free: (+1) 877 407 0312
Conference ID: 13690127
Webcast URL: https://bit.ly/2UrX9QL

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM FORGAARD
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL	NYSE.AMERICAN: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

TSX: SSL	NYSE.AMERICAN: SAND